# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Enhanced Group Inc., CIK 0001956439
CUSIP: 29333R107
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 169 Madison Ave, Suite 15101, New York, New York (NY), 10016
Date of event which requires filing of this statement: 07/22/2026
Filed by CIK 0001845711
Persons authorized to receive notices and communications: Sanad Abushala, Centris Business Gateway - Level 0/C, Triq is-Salib tal-Imriehel, Birkirkara, Malta (O1), CBD 3020, 356 9960 9158

## Reporting persons
- Apeiron Investment Group Ltd. (CIK 0001845711): type of reporting person: corporation (CO); citizenship or place of organization: Malta (O1); source of funds: other (OO); sole voting power 0; shared voting power 35,945,876; sole dispositive power 0; shared dispositive power 35,945,876; aggregate amount beneficially owned 35,945,876 (26.6% of the class)
- Enhanced Holdings LP (CIK 0002132854): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 35,945,876; sole dispositive power 0; shared dispositive power 35,945,876; aggregate amount beneficially owned 35,945,876 (26.6% of the class)
- Enhanced Holdings GP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 35,945,876; sole dispositive power 0; shared dispositive power 35,945,876; aggregate amount beneficially owned 35,945,876 (26.6% of the class)
- Christian Angermayer (CIK 0001845872): type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 0; shared voting power 35,945,876; sole dispositive power 0; shared dispositive power 35,945,876; aggregate amount beneficially owned 35,945,876 (26.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Enhanced Group Inc.
Address of issuer's principal executive offices: 169 Madison Ave, Suite 15101, New York, New York (NY), 10016
Comment: This Amendment No. 2 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on May 14, 2026 (as amended, the "Schedule 13D"), relating to the Class A Common Stock. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Purchase Agreement Closing

On July 22, 2026, the first tranche of the previously disclosed Purchase Agreement closed. As a result, Apeiron received 3,020,565 shares of Class A Common Stock and accompanying Warrants.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. The securities reported herein include (i) 32,712,812 shares of Class A Common Stock and (ii) 3,233,064 shares of Class A Common Stock underlying warrants, which are currently exercisable.

The ownership percentage set forth herein is based on 131,677,754 shares of Class A Common Stock outstanding as disclosed by the Issuer.

The information herein excludes 258,837,933 shares of Class B Common Stock held by the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages is incorporated by reference to this Item 5.

The securities reported herein are held of record by Apeiron Investment Group Limited, as nominee for Enhanced Holdings LP. Christian Angermayer is the sole voting shareholder of Apeiron Investment Group Ltd., which is the sole shareholder of Enhanced Holdings GP, which is the general partner of Enhanced Holdings LP. As a result, each of the foregoing entities and Mr. Angermayer may be deemed to share beneficial ownership over the securities reported herein. Mr. Angermayer disclaims beneficial ownership of such securities.
Transactions in the class effected during the past sixty days: Except as described in Item 4, none of the Reporting Persons has effected any transactions in the Class A Common Stock since Amendment No. 1.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Apeiron Investment Group Ltd.: /s/ Sanad Abushala, Sanad Abushala, Director (07/24/2026)
- Enhanced Holdings LP: By: Enhanced Holdings GP, its general partner, By: Apeiron Investment Group Ltd., By: /s/ Sanad Abushala, Sanad Abushala, Director (07/24/2026)
- Enhanced Holdings GP: By: Apeiron Investment Group Ltd., its sole stockholder, By: /s/ Sanad Abushala, Sanad Abushala, Director (07/24/2026)
- Christian Angermayer: /s/ Christian Angermayer, Christian Angermayer (07/24/2026)